Mail Stop 4561

November 2, 2006

Renato Fassbind
Chief Financial Officer
Credit Suisse Group
Paradeplatz 8, P.O. Box 1, CH 8070
Zurich, Switzerland

> **RE: Credit Suisse Group**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **File No. 1-15244**

Dear Mr. Fassbind,

We have reviewed your letter filed on October 6, 2006 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

Trading Assets and Liabilities

1. We note your response to comment 5 from our September 6, 2006 comment letter regarding your accounting for loans. In light of the FASB and EITF deliberations on this matter we will defer further consideration of this issue at this time. We may have comments at a future date.

2. We note your response to comment 5 from our September 6, 2006 comment letter regarding your accounting for precious metals. In order to apply the guidance in ARB 43, there must be an inability to determine appropriate approximate costs.

Please tell us specifically why you can not determine the approximate cost of your precious metals considering the sophisticated cost accounting techniques supported by cost accounting software available today. Please identify the characteristics and other factors related to the cost of your precious metals that is different than other commodities and items for which other companies can determine approximate costs.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant